Exhibit 4.5

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

HG Holdings, Inc. (“we,” “us,” “our,” “HG Holdings” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) our common stock, par value $.02 per share and (ii) our Preferred Stock Purchase Rights. The following description of our common stock and Preferred Stock Purchase Rights is a summary and is qualified in its entirety by reference to our restated certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. You are encouraged to read our Certificate of Incorporation and By-Laws, as well as applicable provisions of the Delaware General Corporation Law, as amended, for more information.

Description of Common Stock

Authorized Shares

Our authorized capital stock consists of 35,000,000 shares of common stock, of which 14,946,839 shares were outstanding on February 27, 2020, held by 873 holders of record, and 1,000,000 shares of blank check preferred stock, of which no shares were outstanding on February 27, 2020.

Listing

Our common stock is traded on the OTC Market Group’s OTCQB under the symbol “STLY.”

Voting Rights

Subject to the rights of any holders of our preferred stock (of which there currently are none), each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

Dividends; Liquidation Rights and Other Rights

Subject to the rights of any holders of our preferred stock (of which there currently are none), holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of our Company holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of any preferential rights of the holders of the preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions, and there is no liability for further calls or assessments by the Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Preferred Stock

Pursuant to our certificate of incorporation, we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our Board of Directors. Our Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

In addition, our certificate of incorporation and bylaws include a number of provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include:

•	a classified board;

•	a requirement that directors may only be removed for cause and only by an affirmative vote of the holders of a majority of the Company’s voting stock;

•	the board’s authority to designate the rights and preferences of, and issue one or more series of, blank check preferred stock without stockholder approval; and

•	the elimination of the ability of stockholders to call special meetings.

Options

As of February 27, 2020, options to purchase 42,283 shares of our common stock at a weighted average exercise price of $6.20 per share were outstanding.

Description of Preferred Stock Purchase Rights

Stockholder Rights Plan

On December 5, 2016, we entered into a Rights Agreement (the “Agreement”) in an effort to protect against a possible limitation on our ability to use our net operating loss carryforwards (“NOLs”). We may utilize these NOLs in certain circumstances to offset future U.S. taxable income and reduce our U.S. federal income tax liability, which may arise even if we incur an accounting loss in a given period for reporting purposes. Our ability to utilize our NOLs, however, could be substantially limited if an “ownership change,” as defined under Section 382 of the Internal Revenue Code (the “Code”), occurred. In general, an ownership change would occur if and when the percentage of ownership of our one or more “5-percent shareholders” (as defined under IRC Section 382) has increased by more than 50 percentage points over their lowest ownership percentage at any time during the prior three years (calculated on a rolling basis). These provisions can be triggered not only by merger and acquisition activity but by trading as well. The Agreement is designed to deter trading that would result in an ownership change that could lead to the loss of the NOLs and a resulting reduction in our company’s value.

In connection with the adopting of the Agreement, our board of directors authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock to stockholders of record as of the close of business on December 15, 2016. In general, the Rights will work to impose a significant penalty upon any person or group which becomes the beneficial owner of 4.9% or more of our outstanding common stock or upon any 4.9% or greater holder which becomes the beneficial owner of an additional 1% or more of the outstanding shares of our common stock. There is no guarantee, however, that the Agreement will prevent us from experiencing an ownership change and, therefore, having a limitation on its ability to utilize its NOLs.

The Rights. Until the Separation Time (as defined below), each Right will be evidenced by either the registration of the associated share of our common stock on the stock transfer books or the certificate for the associated share of our common stock and may only be transferred with the associated share of our common stock. Following the Separation Time, separate certificates evidencing the Rights will be delivered to holders of record of our common stock as of the Separation Time and the Rights may be transferred independent of our common stock.

Holders’ Rights as Stockholders. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as our stockholders, including, without limitation, the right to vote or to receive dividends.

Exercisability of the Rights. The Rights are not exercisable until the close of business on the earlier of (i) the tenth business day (subject to adjustment by our board) after the date on which any person commences a tender or exchange offer that, if consummated, would result in such person becoming an Acquiring Person (as defined in the Rights Agreement) (provided that if any tender or exchange offer is cancelled, terminated or otherwise withdrawn prior to the close of business on the tenth business day following its commencement without the purchase of any shares of our common stock, such offer shall be deemed, for these purposes, to never have been made) and (ii) the next business day after the first date of public announcement by us or by an Acquiring Person that a person has become an Acquiring Person (such date being the “Stock Acquisition Announcement Date” and the close of business on the earlier of (i) or (ii) being the “Separation Time”). On or after the Separation Time and prior to the Expiration Time (as defined below), the Rights will be exercisable and each Right will entitle the holder thereof to purchase from us for $8.00 (the “Exercise Price”) one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

Flip-In Event. In the event that a person becomes an Acquiring Person, each Right, other than those beneficially owned by the Acquiring Person which shall become null and void, will as of such date (the “Flip-in Date”) constitute the right to purchase from us for the Exercise Price shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the Exercise Price.

Terms of the Preferred Stock. The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each one one-thousandth of a share of Preferred Stock is the economic and voting equivalent of one whole share of our common stock. In addition, the Preferred Stock has certain minimum dividend and liquidation rights, which are set out in the form of Certificate of Designation of Series A Participating Preferred Stock attached as Exhibit B to the Agreement.

Exchange. Our board may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of our common stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any affiliate thereof, which Rights shall become void) for shares of our common stock at an exchange ratio of one share of our common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the “Exchange Ratio”). Immediately upon such action by our board (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of our common stock equal to the Exchange Ratio.

Substitution. Whenever we become obligated, as described in the preceding paragraphs, to issue shares of our common stock upon exercise of or in exchange for Rights, we, at our option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of our common stock so issuable, or, subject to certain conditions, other debt or equity securities.

Exempt Persons. Any person desiring to engage in an acquisition of our common stock that, if consummated, might cause such person to become an Acquiring Person may request that our board exempt such acquisition from the provisions of the Agreement such that the person would not be deemed to be an Acquiring Person. Our board may grant any such request if it determines, in its sole discretion, that the acquisition (i) does not (x) create a significant risk of material adverse tax consequences to us or (y) constitute an event of default under our prior credit facility which is no longer in force or (ii) is otherwise in the best interests of the Company. Our board has granted several exemptions under the Agreement. Currently, the effective exemptions are (i) an exemption requested by Solas Capital Management, LLC (“Solas”) to purchase up to an additional 16.9% of our outstanding common stock (which would result in Solas owning approximately 34% of our outstanding stock if the remaining exempted amount of approximately 11.2% of our outstanding common stock was fully purchased), and (ii) an exemption requested by the Hale Funds permitting them to purchase up to an additional 14.4% of our outstanding common stock (which would result in the Hale Funds owning approximately 32% of our outstanding common stock if the remaining exempted amount of approximately 7.3% of our outstanding common stock was fully purchased).

Redemption. Our board may, at its option and at any time prior to a Flip-in Date, redeem all (but not less than all) of the then outstanding rights at a price of $0.0001 per Right (the “Redemption Price”). Immediately upon the action of our board electing to redeem the Rights, and without any further action or notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities for each Right so held.

Anti-Dilution Adjustments. The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision or a combination into a smaller number of shares of, our common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for our common stock.

Supplements and Amendments. The Agreement may be supplemented or amended without the approval of holders of the Rights at any time and in any respect prior to the Flip-in Date. Subsequent to the Flip-in Date, the Agreement may only be supplemented or amended in certain limited circumstances as specified in the Agreement.

Expiration. The Rights and the Agreement will expire on the earliest of (i) the Exchange Time, (ii) the date on which the Rights are redeemed as described above, (iii) the close of business on the day after the 2020 Annual Meeting of Stockholders if the amendment to the Agreement set forth in Amendment No. 2 thereto is not approved by stockholders at the 2020 Annual Meeting of Stockholders, (iv) the close of business on December 5, 2022, and (v) the time at which our board determines, in its sole discretion, that the NOLs are utilized in all material respects or no longer available in any material respect under Section 382 of the Code or any applicable state law or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which we could use the NOLs, or materially impair the amount of the NOLs that could be used by us in any particular time period, for applicable tax purposes (in any such case, the “Expiration Time”).